Ref.: File No. 82-4025

PRESS RELEASE

GLOBEX

18, 2007

GLOBEX - QUEENSTON REPORT NEW RESULTS FROM WOOD-PANDORA

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, GDM-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Frankfurt, Stuttgart, Berlin) are pleased to announce drilling results from the Wood-Pandora (50%-50%) joint venture property, located in Cadillac township, Quebec.

A total of ten holes (1,527 m) targeted the Ironwood Zone, one hole (163.4 m) was completed on the Amm claim and two holes (440 m) on the Pandora North claims.

Highlights of the drilling program include:

- **Hole W06-43 extends Ironwood Zone towards surface intersecting 11.16 g/t Au over 7.95 m**
- **Hole W06-47 extends Ironwood Zone to east intersecting 13.24 g/t Au over 2.75 m**
- **Hole W06-37 intersects gold mineralization on the Amm claim assaying 1.11 g/t Au over 8.00 m and 1.73 g/t over 10.85 m (separate from the Ironwood Zone)**

As a result of this phase of drilling, a total of 26 holes have now been completed on the Ironwood Zone in which 23 have intersected significant gold values. The previous drilling results were announced in joint news releases dated March 9, June 8, July 19 and August 21, 2006 and are available on the Companies websites.

dlw 2/1

Table of Ironwood Zone Assay Results

Hole #	Dip (°)	Az (°)	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)
W06-38	-45	3°N	**12.80**	**16.05**	**3.25**	**2.50**	**7.92**
			57.95	58.75	0.80	0.62	9.21
W06-39	-43	183°N	**52.80**	**58.0**	**5.20**	**3.52**	**5.64**
W06-40	-43	180°N	**16.95**	**18.95**	**2.00**	**1.35**	**12.36**
			25.95	26.45	0.50	0.34	24.04
W06-41	-43	2°N	6.68	7.18	0.50	0.40	17.67
W06-42	-44	183°N	Outside Mineralized Corridor				
W06-43	-43	182°N	70.50	71.50	1.00	0.67	7.30
			94.40	95.40	1.00	0.68	15.74
			105.35	**113.30**	**7.95**	**5.35**	**11.16**
	including		**105.35**	**105.90**	**0.55**	**0.40**	**20.51**
	and		**107.00**	**111.65**	**4.65**	**3.42**	**14.75**
W06-44	-44	325°N	80.65	81.20	0.55	0.38	7.82
			103.20	**107.65**	**4.45**	**3.07**	**6.52**
			118.15	**120.80**	**2.65**	**1.83**	**9.37**
W06-45	-44	179°N	**67.10**	**68.20**	**1.10**	**0.74**	**26.78**
			126.95	128.30	1.35	0.92	6.64
W06-46	-45	179°N	**49.65**	**50.40**	**0.75**	**0.49**	**14.68**
			75.00	78.00	3.00	1.98	4.19
			91.25	92.85	1.60	1.07	4.97
W06-47	-61	173°N	119.40	121.05	1.65	0.76	11.25
			252.00	**254.75**	**2.75**	**1.34**	**13.24**

Nine of the ten holes (W06-38 to W06-46) completed at Ironwood targeted the up-dip projection of the mineralization between surface and -75 m. All but one hole, W06-42, was successful in intersecting significant values in a series of parallel gold zones including **11.16 g/t Au over 7.95 m** in hole W06-43. Hole W06-42 was completed outside the mineralized corridor intersecting no significant values. Hole W06-47 was a deeper test, at -175 m, and intersected two mineralized intervals assaying **11.25 g/t Au over 1.65 m** and **13.24 g/t Au over 2.75 m** and as a result has extended the Ironwood Zone a further 25 m to the east. Drilling has now intersected the Ironwood Zone over a lateral distance of 75 m and from surface to a vertical depth of 250 m.

A single diamond drill hole (W06-37) was completed on the Wood-Pandora property approximately 3 km west of the Ironwood Zone targeting a geophysical anomaly on the Amm claim. This hole intersected two shallow intervals of disseminated sulphide mineralization hosted in sedimentary rocks south of the Cadillac Break assaying 1.11 g/t Au over 8.00 m and 1.73 g/t Au over 10.85 m.

As part of an agreement to expand the Wood-Pandora joint venture property, Globex completed a $50,000 exploration program on 9 adjacent mineral claims owned by Queenston. This work included line cutting, geophysics and completing two diamond drill holes. The drilling tested geophysical anomalies and intersected no significant mineralization. As a result of this work the joint venture property has now been extended to 28 claims.

A compilation of previous work is being compiled on the Central-Cadillac claim group in preparation for the next phase of diamond drilling to begin in February. In addition to testing the Ironwood Zone at depth the joint venture will also target other iron formations on the Wood and Central-Cadillac claims.

The Wood-Pandora drilling program was planned supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core will be logged and split with half-core samples analyzed employing the appropriate gold fire assaying techniques by Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

This news release was prepared by Charles E. Page, P. Geo. in his capacity as a Qualified Person (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

***Forward Looking Statements** - We Seek Safe Harbour*

Ref.: File No. 82-4025 **PRESS RELEASE**

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,470,950 shares issued and outstanding

January 19, 2007

GLOBEX RECEIVES FIRST RUSSIAN KID GOLD

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders that it has received an initial royalty payment from ore processed from the Russian Kid Gold Mine in Dasserat Township, Quebec.

The payment consists of 22.3 ounces of gold and 2.7 ounces of silver which brings the total received to date to 27.39 oz of gold and 2.72 oz of silver under the current sampling program.

Rocmec has also informed Globex that it has completed drifting on 3 levels in preparation for thermal fragmentation mining of material from both the McDowell and Talus gold veins. They intend to process a further 10,000 tonnes by the end of the second quarter of 2007. An agreement has been reached with the Xstrata smelter at Rouyn-Noranda to receive 150 tonne batches of ore on a regular basis.

Globex expects to receive additional royalty payments in gold over the year as work progresses on the Russian Kid property.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

Ref.: File No. 82-4025 **PRESS RELEASE**

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,470,950 shares issued and outstanding

January 17, 2007

GLOBEX ACQUIRES ROYALTY AND SHARE INTEREST IN TENNESSEE ZINC MINES

PRODUCTION ANTICIPATED IN THE FOURTH QUARTER OF 2007

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders that it is a participant, through a new private, to be publicly listed corporation, called **Strategic Resource Acquisition Corporation (SRA)**, in **the acquisition of significant zinc assets** in the State of Tennessee, USA.

Globex retains a 1.4% Gross Overriding Royalty on all zinc production at a LME zinc price of, at or over, US$1.10 or 1% on all zinc production between US$0.90 and US$1.09. For reference, yesterday's closing zinc quote was US$1.72 /lb.

Globex currently owns 600,000 common shares of SRA and elected to participate in a CDN$20 million financing led by Blackmont Capital through the purchase of 60,000 special warrants for $120,000 ($2.00/special warrant).

The funds raised facilitated the initial US$8.3 million payment to purchase the assets. Monies raised above the initial US$8.3 million payment will support some of the initial work in advance of mine start-up. The complete purchase price of the assets is US$16.3 million.

The Tennessee assets (internally estimated by SRA as having approximately a US$250,000,000 replacement value) include:

- Approximately US$5,000,000 in underground mining equipment.
- A 10,000 ton/day concentrator.
- 1,100 acres (4,451 hectares) of prime industrial land with highway, rail and tidewater access.
- A zinc mining complex including the Elmwood, Gordonsville, Carthage, Stonewall and Cumberland Mines, as well as other partially drilled zinc zones such as the East Carthage etc. including shafts and underground workings.
- Historical non 43-101 compliant resources as reported by Pasminco in 2003 (compliant with the standards of the Joint Ore Reserves Committee of the Australia Institute of Mining and Metallurgy)
  - **Proven and Probable Ore:** **(Cumberland, Gordonsville and East Carthage)**
    - **7.89 million tons grading 3.60% Zinc**
  - **Total Mineral Resources:**
    - **+ 26 million tons grading 3.43% Zinc**

PRESS RELEASE

Globex Mining Enterprises Inc.

GLOBEX

"At Home in North America"

16,470,950 shares issued and outstanding

January 16, 2007

OPTION EXTENDED ON GLOBEX'S NORDEAU GOLD PROPERTIES

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders that **Plato Gold Corp. (PGC-TSX-V)** has extended its option of Globex's Nordeau East and West gold properties in Vauquelin township, Quebec. Globex has received an additional $100,000 cash option payment and holds 1 million shares of Plato as well as a 2% Net Metal Royalty and a 10% Net Profit Interest in potential production from the properties.

Initial drilling by Plato has intersected gold values over narrow widths in the first 5 holes of 9 holes drilled on the small Nordeau West claim block. Individual assays up to 7.34 g/t Au over a core length of 1.2 metres were intersected. Assays from the 4 additional holes will be made available when they are received.

The drill has now been moved to the much larger Nordeau East property. Drilling is ongoing. For additional details, please see Plato's press release of yesterday's date.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Ref.: File No. 82-4025